SECURITIES AND EXCHANGE COMMISSION
 WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2007

FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V.
(Exact name of Registrant as specified in its charter)

Mexican Economic Development, Inc.
(Translation of Registrant’s name into English)

United Mexican States
(Jurisdiction of incorporation or organization)

General Anaya No. 601 Pte.
Colonia Bella Vista
Monterrey, Nuevo León 64410
México
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether by furnishing the information contained in this Form,  the  registrant  is  also  thereby  furnishing  the  information  to  the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____________

Latin America´s Beverage Leader

FEMSA Reports Double-Digit Growth in 2006
Total Revenues increased 13.2% to US$ 11.6 billion for full year

Monterrey, Mexico, February 26, 2007 — Fomento Económico Mexicano, S.A.B. de C.V. (“FEMSA”) today announced its operational and financial results for the fourth quarter and full year 2006.

Fourth Quarter Highlights:

•

Consolidated total revenues increased 13.0%, reaching Ps. 32.812 billion.  However, high commodity prices, continuing the third quarter trend, put pressure on the cost structure of our core beverage operations.

•	Coca-Cola FEMSA revenues increased 7.1%, driven by all regions. Price per unit case in the Valley of Mexico continued to be under pressure.

•

FEMSA Cerveza revenues (excluding Brazil) increased 8.3%.  Domestic sales volume grew a robust 6.6% and export sales volume increased 13.1%, rounding off a solid year of top-line growth in Mexico and in the U.S.

•	Oxxo continued its pace of double-digit growth, increasing revenues by 15.1% driven by 365 net new stores and a 6.0% increase in same-store sales.

•	Coca-Cola FEMSA and The Coca-Cola Company announced an agreement to acquire Jugos del Valle creating a platform to develop our non-carbonated beverages business.

2006 Full Year Highlights:

•	Consolidated Net Majority Income increased 14.8% to Ps. 6.622 billion.

•	FEMSA Cerveza revenues (excluding Brazil) increased 9.2%; income from operations increased 7.1%.

•	FEMSA Cerveza’s Brazilian operations grew volumes consistently ahead of the industry during the second half of 2006, generating Ps. 110 million of EBITDA.

•

Ordinary dividend of US$135 million approved by FEMSA’s Board of Directors, to be paid in 2007 and subject to approval at the annual shareholders meeting in March, representing a 44% increase over the prior year.

•	Three-for-One stock split approved by FEMSA’s Board of Directors, subject to approval at the annual shareholders meeting in March.

José Antonio Fernández, Chairman and CEO of FEMSA, commented, “2006 closed as a year of important accomplishments both operationally and strategically.  Results across our business units showed robust growth trends with Oxxo opening over 700 new stores across Mexico and the beer division achieving its fourth consecutive year of accelerated volume growth in Mexico, with exports well into the double-digits.  On the strategic front, we completed several important transactions that will enhance our business in terms of growth opportunities, and leverage our distinct business model.  The acquisition of Kaiser in Brazil, the announced agreement of Coca-Cola FEMSA to acquire Jugos del Valle jointly with The Coca-Cola Company, and our new cooperative framework with The Coca-Cola Company position FEMSA to continue to pursue value-creating opportunities and enhance our leadership position in Latin American beverages.”

FEMSA Consolidated

Total revenues increased 13.0% to Ps. 32.812 billion in 4Q06, reflecting solid top-line growth in all of our business units.  This increase was driven by revenue growth of 27.9% at FEMSA Cerveza (including Brazil), 15.1% at the Oxxo retail chain, and 7.1% at Coca-Cola FEMSA.

For full year 2006, total revenues increased 13.2% to Ps. 126.427 billion.  All of FEMSA’s operations – soft drinks, beer and retail – contributed positively to this double-digit pace.  FEMSA Cerveza experienced total revenue growth of 24.1% due to the inclusion of its Brazilian operations, a 6.5% increase in total sales volume (excluding Brazil), and higher real domestic price per hectoliter.  The Oxxo retail chain’s total revenues increased 18.7% to Ps. 35.500 billion, due in large part to the 706 net new stores opened during the year.  Coca-Cola FEMSA’s total revenues increased 6.9% to Ps. 57.738 billion, mainly due to increased prices and strong volume growth throughout most of its nine countries of operation; Mexico experienced continued pricing pressure that was compensated for by price improvements in the other territories.

Gross profit increased 11.5% to Ps. 15.254 billion in 4Q06, however, we experienced a 60 basis point decrease in gross margin, to 46.5% of total revenues.  This margin contraction reflects sustained raw material pressure at FEMSA Cerveza and Coca-Cola FEMSA, the inclusion of lower margin Brazil beer operations, and the greater contribution of the Oxxo retail operations in FEMSA’s consolidated results.

For full year 2006, gross profit increased 12.1% to Ps. 58.487 billion.  The gross margin decrease of 40 basis points from the same period of 2005 to 46.3% of total revenues was driven by the same reasons described in the paragraph above.

Income from operations increased 0.3% to Ps. 4.484 billion in 4Q06, resulting in an operating margin of 13.7%, 170 basis points below 2005 levels.  The decrease in operating margin was primarily attributable to 1) a margin contraction at our key beverage operations, 2) the increased contribution of the Oxxo retail chain, and 3) the inclusion of FEMSA Cerveza’s Brazilian beer operations and increased marketing expenses ahead of the Brazilian summer.

For full year 2006, income from operations increased 6.0% to Ps. 17.390 billion.  The consolidated operating margin decreased 90 basis points from 2005 levels, reaching 13.8% of total revenues.

Net income decreased 9.5% to Ps. 2.380 billion in 4Q06.  This decline primarily resulted from stable income from operations, in-line with prior year’s levels, combined with an increase in other expenses and a higher effective tax rate.

For full year 2006, net income increased 7.3% to Ps. 9.195 billion due to growth in income from operations combined with a decrease in net interest expense, higher gains on monetary position, and a reduction in the effective tax rate.  The effective tax rate for the year was 34.3%, including profit sharing.

February 26, 2007

Net majority income per FEMSA Unit1 was Ps. 1.363 in 4Q06 and Ps. 5.552 for full year 2006.  Net majority income per FEMSA ADS, considering an exchange rate of Ps. 10.876 per dollar, was US$ 5.105 in 2006.  Consolidated net majority income amounted to Ps. 6.622 billion for the year, up 14.8% from 2005.

Capital expenditures for full year 2006 increased 26.0% to Ps. 8.888 billion, reflecting increased investment in all three main business units, which was slightly above our expectations due to the inclusion of our Brazilian beer operations and slightly higher capex at Oxxo and FEMSA Cerveza.

Consolidated net debt.  As of December 31, 2006, FEMSA recorded a cash balance of Ps. 7.936 billion (US$ 730 million), short-term debt of Ps. 3.490 billion (US$ 321 million) and long-term debt of Ps. 36.691 billion (US$ 3.374 billion), for a net debt of Ps. 32.245 billion (US$ 2.965 billion).  The increase in net debt was mainly related to the acquisition of an additional 8.01% interest in Coca-Cola FEMSA and to our Brazilian beer operations.

Soft Drinks – Coca-Cola FEMSA

Coca-Cola FEMSA’s financial results and related discussion are incorporated by reference from Coca-Cola FEMSA’s press release attached to this press release.

Beer – FEMSA Cerveza (excluding Brazil)

Domestic sales volume increased a robust 6.6% to 6.76 million hectoliters in 4Q06.  The strong performance in domestic sales volume reflects continued strength in consumer demand trends boosted by an exceptionally warm December and selective promotional activity during the quarter.  Most notable was the growth of our Tecate Light and Sol brands, which through focused initiatives show improved brand equity and health indicators.

For full year 2006, domestic sales volume accelerated for the fourth consecutive year, increasing 5.6% to 25.95 million hectoliters.  The product innovation, broader availability of our beers, successful execution at the point of sale, and revenue management initiatives produced this top-line growth.

Export sales volume increased 13.1% to 562 thousand hectoliters in 4Q06 thanks to broader availability and increased demand for our Tecate, Sol and Dos Equis brands outside of Mexico.

For full year 2006, export sales volume grew 15.3%, exceeding our expectations, to 2.81 million hectoliters thanks to our close collaboration with Heineken USA, which enabled us to outpace import category growth in the United States for the second year in a row, and to positive trends in other key markets.

Total revenues increased 8.3% to Ps. 7.774 billion in 4Q06, resulting from an 8.6% increase in total beer sales.  Both sales volume and price per hectoliter growth positively contributed to overall revenue growth, increasing 7.0% and 1.4%, respectively.  The domestic price strength was driven by 1) the higher price realized from volume brought under direct distribution earlier in the year, 2) a positive mix effect, and 3) revenue management and other initiatives aimed at optimizing price points per SKU and channel while selectively adjusting the margin offered to the retailer.  The export price per hectoliter decreased 1.9% in 4Q06.  The decrease in export price reflects a negative foreign exchange rate effect due to the strengthening of the peso relative to the dollar; in dollar terms the export price increased 0.6% year-over-year despite a negative mix effect.

[1]

FEMSA Units consist of FEMSA BD Units and FEMSA B Units.  Each FEMSA BD Unit is comprised of one Series B Share, two Series D-B Shares and two Series D-L Shares.  Each FEMSA B Unit is comprised of five Series B Shares.  The number of FEMSA Units outstanding as of December 31, 2006 was 1,192,742,090 equivalent to the total number of FEMSA Shares outstanding as of the same date, divided by 5.

February 26, 2007

For full year 2006, total revenues increased by 9.2% to Ps. 31.341 billion, resulting from total sales volume growth of 6.5% and a 2.7% increase in real price per hectoliter.  Domestic sales volume represented 90% of the total, while the remaining 10% came from exports.

Cost of sales increased 9.5% to Ps. 3.159 billion in 4Q06, which exceeded the growth in total revenues.  Sustained upward pricing pressure from raw materials, mainly aluminum, and a negative effect from increased export sales in one-way presentations were only partially offset by the revaluation of the Mexican peso versus the dollar.  Consequently, gross profit increased 7.5% to Ps. 4.615 billion in 4Q06, and the gross margin contracted 40 basis points to reach 59.4% of total revenues.

For full year 2006, cost of sales increased 8.0%, below the increase in beer sales.  For the full year, the benefits of volume-driven fixed cost absorption and increased efficiency were able to compensate for upward pricing pressure from raw materials.  Gross margin expanded by 50 basis points, reaching 60.2% of total revenues.

Income from operations increased 0.2% to Ps. 1.271 billion in 4Q06.  Selling expenses grew 10.6%, reflecting 1) the expense structure of the third party volume brought into direct distribution earlier in the year, 2) incremental services provided to retailers whose margins we adjust, 3) increased activation at the point of sale, and 4) a strengthened commercial sales structure.  Administrative expenses grew 10.5% to Ps. 1.062 billion in 4Q06, reflecting enhancements to our infrastructure and compliance-related expenses.  Operating expenses therefore increased 10.6% to Ps. 3.344 billion reaching 43.1% of total revenues in 4Q06, and operating margin contracted 140 basis points to 16.3% of total revenues.

Full year 2006 operating income increased 7.1% to Ps. 5.989 billion.  The year over year growth reflects an increase in revenues on strong volume growth and pricing combined with higher cost of sales and operating expenses.  The operating margin contracted 40 basis points, slightly below our expectation, to reach 19.1% of total revenues.

Beer – Brazil

On January 13, 2006, we acquired a controlling stake in Cervejarias Kaiser in Brazil.  The information in this press release is for the fourth quarter and full year of 2006 of FEMSA Cerveza’s Brazilian operations.

In 4Q06, FEMSA Cerveza’s total revenues in Brazil reached Ps. 1.403 billion on sales volume of 2.981 million hectoliters.  Cost of sales reached Ps. 902 million, resulting in a gross margin of 35.7% of total revenues.  Operating expenses represented 47.9% of total revenues at Ps. 672 million, with administrative expenses of Ps. 40 million and selling expenses of Ps. 632 million.  In line with our expectation, we significantly increased marketing expenses directed towards the launch of brand Sol and the re-launch of Kaiser during the fourth quarter, ahead of the Brazilian summer.  As anticipated, the quarter showed a contraction in operating income of Ps. (171 million) and in EBITDA of Ps. (126 million).

Full year 2006, FEMSA Cerveza’s total revenues in Brazil reached Ps. 4.258 billion, on sales volume of 8.935 million hectoliters.  For 2006, ahead of our expectation of EBITDA breakeven, Brazil generated positive EBITDA of Ps. 110 million.

February 26, 2007

Oxxo Stores – FEMSA Comercio

Total revenues increased 15.1% to Ps. 9.155 billion in 4Q06.  The primary reason for the increase was the record number of 365 net new Oxxo stores opened in the quarter, most of which were opened during the last half.  For the quarter, same store sales increased a strong 6.0%.  This increase reflects a 5.3% increase in store traffic, driven by enhanced service offerings and the rapid pace of store expansion, and to a lesser extent a 0.7% increase in the average customer ticket, driven by category management practices that improved Oxxo’s mix.

For full year 2006, total revenues increased 18.7% to Ps. 35.500 billion.  As of December 31, 2006, we had 4,847 Oxxo stores nationwide, a record increase for a single year with 706 more than in 2005.  This is Oxxo’s 11th consecutive year of increasing the number of new store openings per year.  For the full year 2006, Oxxo same-store sales increased an average of 8.2%, reflecting an increase in store traffic of 5.4% and an increase in the average customer ticket of 2.8%.

Income from operations increased 20.4% to Ps. 631 million resulting in a 30 basis point improvement in the operating margin, which reached 6.9% of total revenues in 4Q06.  This improvement is primarily due to a decrease in cost of sales as a percentage of total revenue, resulting from coordinated efforts with our suppliers to provide the right promotions and right products for consumers.  Gross margin expanded 80 basis points, from 28.4% of sales in 4Q05 to 29.2% of sales in 4Q06.

Operating expenses increased 17.9% to Ps. 2.046 billion in 4Q06.  Specifically, administrative expenses increased 24.8% to Ps. 191 million in 4Q06, primarily due to compliance-related expenses and administrative personnel to help grow and support our expanded store base.  Selling expenses increased 17.2%, slightly above total revenues growth, due to an increase in energy tariffs and increased depreciation expense due to the ongoing renovation of certain Oxxo store formats.

For the full year, operating income increased 22.4% to Ps. 1.604 billion.  This increase was above revenue growth, and contributed to a 10 basis point improvement in the operating margin, which reached 4.5% in 2006.

Recent Developments

FEMSA reinforces commitment to Brazilian beer market.
During the fourth quarter, we completed a capital increase of US$200 million in our Brazilian beer operations, following the successful settlement of tax contingencies achieved and disclosed in the third quarter.  The capital infusion represented the final step in the capitalization of the company, significantly strengthening its balance sheet and setting the financial foundation to pursue the business objectives of FEMSA Cerveza’s Brazilian operations in this key market.

Shareholder Heineken N.V. did not participate in the capital increase during the fourth quarter.  However, Heineken N.V. has an option to increase its ownership participation in the company up to its former level of 17% in the coming months, under the same economic terms of the capital increase.  For its part, Molson Coors (“MC”) determined that Brazil is no longer a core part of its business strategy and decided to complete its exit from the Brazilian market.  Therefore, during the fourth quarter MC exercised a put option and sold its remaining 15% stake in the Brazilian entity to FEMSA Cerveza for US$15.6 million.  FEMSA’s indemnity provision for certain tax contingencies provided by MC increased proportionately with the incremental 15% stake.  MC and FEMSA’s existing commercial arrangements in Mexico and the UK were not affected by MC’s decision in the Brazil market.

February 26, 2007

Coca-Cola FEMSA (“KOF”) and The Coca-Cola Company (“TCCC”) agreed to acquire Jugos del Valle.
In December 2006, KOF and TCCC agreed to acquire up to 100% of Jugos del Valle for US$ 470 million, including debt.  The transaction is still pending approval.  Upon closing, the Coke system would become the second largest juice producer in Mexico and the largest in Brazil, providing a platform for growth in the key non-carbonated beverages segment, which is expected to outgrow all other beverage categories.  If the acquisition closes, as we expect, the rest of the Coca-Cola bottler system in Mexico and Brazil would be invited to participate in this joint venture, in their respective countries of operation.  Such participation would be under the same terms and conditions pursuant to which KOF and TCCC have agreed to the transaction.

Acquisition of KOF shares from TCCC.
On November 3, 2006, FEMSA acquired from TCCC 148,000,000 “D” shares of KOF representing 8.02% of the equity of the company, at a price of US$ 2.888 per share for an aggregate amount of US$ 427.4 million.  Following the transaction, ownership stakes in KOF are 53.73% for FEMSA, 31.60% for TCCC, and the public float remains unchanged at 14.67%.

CONFERENCE CALL INFORMATION:
Our Fourth Quarter and Full Year 2006 Conference Call will be held on: Monday February 26, 2007, 11:00 AM New York Time (10:00 AM Mexico City Time). To participate in the conference call, please dial: Domestic U.S.: 1-888-202-2422, International: 913-981-5592.  This Conference Call will also be transmitted through live webcast at www.femsa.com/investor.

If you are unable to participate live, an instant replay of the conference call will be available through March 2, 2007. To listen to the replay please dial: Domestic U.S.: 1-888-203-1112; International: 719-457-0820, Passcode: 7599994.

Set forth in this press release is certain unaudited financial information for FEMSA for the fourth quarter and audited financial information for the full year ended December 31, 2006, compared to the fourth quarter and full year ended December 31, 2005.  We are a holding company whose principal activities are grouped under the following sub-holding companies and carried out by their respective operating subsidiaries: Coca-Cola FEMSA, S.A.B. de C.V., which engages in the production, distribution and marketing of non-alcoholic beverages; FEMSA Cerveza, S.A. de C.V., which engages in the production, distribution and marketing of beer and flavored alcoholic beverages; and FEMSA Comercio, S.A. de C.V., which engages in the operation of convenience stores.

All of the figures in this report were prepared in accordance with Financial Reporting Standards (Mexican GAAP) and have been restated in constant Mexican pesos (“Pesos” or “Ps.”) with purchasing power as of December 31, 2006.  As a result, all percentage changes are expressed in real terms.

The translations of Mexican pesos into U.S. dollars are included solely for the convenience of the reader, using the exchange rate provided by the company in the tables that accompany this release.  The exchange rate used for this purpose is 10.8755 Mexican pesos per U.S. dollar, which is as of the end of the reporting period.

FORWARD LOOKING STATEMENTS
This report may contain certain forward-looking statements concerning our future performance that should be considered as good faith estimates made by us.  These forward-looking statements reflect management’s expectations and are based upon currently available data.  Actual results are subject to future events and uncertainties, which could materially impact our actual performance.

Seven pages of tables and Coca-Cola FEMSA’s press release to follow

February 26, 2007

FEMSA

Consolidated Income Statement
Expressed in Millions of Pesos

	For the fourth quarter of:					For the twelve months of:

	2006	% of revenues	2005	% of revenues	% Increase	2006	% of revenues	2005	% of revenues	% Increase

Net sales	32,689	99.6	28,867	99.4	13.2	125,994	99.7	111,051	99.5	13.5
Other operating revenues	123	0.4	168	0.6	(26.8)	433	0.3	585	0.5	(26.0)

Total revenues	32,812	100.0	29,035	100.0	13.0	126,427	100.0	111,636	100.0	13.2
Cost of sales	17,558	53.5	15,349	52.9	14.4	67,940	53.7	59,483	53.3	14.2

Gross profit	15,254	46.5	13,686	47.1	11.5	58,487	46.3	52,153	46.7	12.1

Administrative expenses	2,233	6.8	2,065	7.1	8.1	8,400	6.6	7,466	6.7	12.5
Selling expenses	8,537	26.0	7,151	24.6	19.4	32,697	25.9	28,284	25.3	15.6

Operating expenses	10,770	32.8	9,216	31.7	16.9	41,097	32.5	35,750	32.0	15.0

Income from operations	4,484	13.7	4,470	15.4	0.3	17,390	13.8	16,403	14.7	6.0

Interest expense	(951)		(1,095)		(13.2)	(4,040)		(4,520)		(10.6)
Interest income	151		188		(19.7)	707		684		3.4

Interest expense, net	(800)		(907)		(11.8)	(3,333)		(3,836)		(13.1)
Foreign exchange gain (loss)	(96)		92		N.S.	(217)		308		N.S.
Gain on monetary position	581		509		14.1	1,395		1,169		19.3
Market value on ineffective portion of derivative financial instruments	(67)		(107)		(37.4)	(109)		(160)		(31.9)

Integral result of financing	(382)		(413)		(7.5)	(2,264)		(2,519)		(10.1)
Other expenses	(370)		(100)		N.S.	(1,125)		(473)		N.S.

Income before taxes	3,732		3,957		(5.7)	14,001		13,432		4.2
Taxes	(1,352)		(1,324)		2.1	(4,806)		(4,866)		(1.2)

Net income	2,380		2,633		(9.5)	9,195		8,566		7.3

Net majority income	1,626		1,659		(2.0)	6,622		5,766		14.8
Net minority income	754		974		(22.6)	2,573		2,800		(8.1)

EBITDA & CAPEX

Income from operations	4,484	13.7	4,470	15.4	0.3	17,390	13.8	16,403	14.7	6.0
Depreciation	937	2.9	967	3.3	(3.1)	4,051	3.2	3,764	3.4	7.6
Amortization & other	952	2.8	889	3.1	7.1	3,742	2.9	3,507	3.1	6.7

EBITDA	6,373	19.4	6,326	21.8	0.7	25,183	19.9	23,674	21.2	6.4
CAPEX	3,277		2,676		22.5	8,888		7,056		26.0

FINANCIAL RATIOS	2006		2005		Var. p.p.

Liquidity(1)	1.00		1.09		(0.09)
Interest coverage(2)	7.56		6.17		1.39
Leverage(3)	0.96		0.88		0.08
Capitalization(4)	37.04%		35.60%		1.44

(1)	Total current assets / total current liabilities.
(2)	Income from operations + depreciation + amortization & other / interest expense, net.
(3)	Total liabilities / total stockholders’ equity.
(4)	Total debt / long-term debt + stockholders´ equity.
Total debt = short-term bank loans + current maturities long-term debt + long-term bank loans and notes payable.

February 26, 2007

FEMSA

Consolidated Balance Sheet
As of December 31:
(Expressed in Millions of Pesos as of December 31, 2006)

ASSETS	2006	2005	% Increase

Cash and cash equivalents	7,936	8,558	(7.3)
Accounts receivable	6,974	5,519	26.4
Inventories	8,129	6,869	18.3
Prepaid expenses and other	2,370	1,935	22.5

Total current assets	25,409	22,881	11.0
Property, plant and equipment, net	49,390	45,804	7.8
Intangible assets(1)	55,833	50,990	9.5
Deferred assets	8,565	7,179	19.3
Other assets	6,193	5,458	13.5

TOTAL ASSETS	145,390	132,312	9.9

LIABILITIES & STOCKHOLDERS´ EQUITY

Bank loans	3,490	762	N.S.
Current maturities long-term debt	2,440	4,401	(44.6)
Interest payable	426	418	1.9
Operating liabilities	18,981	15,379	23.4

Total current liabilities	25,337	20,960	20.9
Long-term debt	34,251	30,942	10.7
Deferred income taxes	3,834	3,533	8.5
Labor liabilities	3,115	2,556	21.9
Other liabilities	4,625	3,832	20.7

Total liabilities	71,162	61,823	15.1
Total stockholders’ equity	74,228	70,489	5.3

LIABILITIES AND STOCKHOLDERS’ EQUITY	145,390	132,312	9.9

(1)	Includes mainly the intangible assets generated by acquisitions.

	December 31, 2006

DEBT MIX	Ps.	% Integration	Average Rate

Denominated in:
Mexican pesos	30,170	75.1%	9.3%
Dollars	8,334	20.7%	6.3%
Colombian pesos	561	1.4%	13.4%
Brazilian Reals	528	1.3%	10.6%
Venezuelan bolivars	422	1.1%	9.6%
Argentinan pesos	166	0.4%	9.3%

Total debt	40,181	100.0%	8.8%

Fixed rate(1)	32,506	80.9%
Variable rate(1)	7,675	19.1%

% of Total Debt	2007	2008	2009	2010	2011	2012	2013+

DEBT MATURITY PROFILE	14.8%	14.6%	13.5%	12.2%	10.3%	17.0%	17.6%

(1)	Includes the effect of interest rate swaps.

February 26, 2007

Coca-Cola FEMSA

Results of Operations
Expressed in Millions of Pesos

	For the fourth quarter of:					For the twelve months of:

	2006	% of revenues	2005	% of revenues	% Increase	2006	% of revenues	2005	% of revenues	% Increase

Net sales	15,112	99.6	14,049	99.2	7.6	57,539	99.7	53,601	99.3	7.3
Other revenues	61	0.4	116	0.8	(47.4)	199	0.3	396	0.7	(49.7)

Total revenues	15,173	100.0	14,165	100.0	7.1	57,738	100.0	53,997	100.0	6.9
Cost of sales	8,008	52.8	7,175	50.7	11.6	30,196	52.3	27,522	51.0	9.7

Gross profit	7,165	47.2	6,990	49.3	2.5	27,542	47.7	26,475	49.0	4.0

Administrative expenses	842	5.5	828	5.8	1.6	3,201	5.5	3,027	5.6	5.7
Selling expenses	3,704	24.4	3,550	25.1	4.3	14,885	25.8	14,230	26.3	4.6

Operating expenses	4,546	29.9	4,378	30.9	3.8	18,086	31.3	17,257	31.9	4.8

Income from operations	2,619	17.3	2,612	18.4	0.3	9,456	16.4	9,218	17.1	2.6
Depreciation	356	2.3	376	2.7	(5.3)	1,504	2.6	1,407	2.6	6.9
Amortization & other	193	1.3	382	2.7	(49.5)	1,259	2.2	1,297	2.4	(2.9)

EBITDA	3,168	20.9	3,370	23.8	(6.0)	12,219	21.2	11,922	22.1	2.5
Capital expenditures	757		1,069		(29.2)	2,615		2,241		16.7

Sales volumes
(Millions of unit cases)

Mexico	262.4	50.1	256.4	52.1	2.3	1,070.7	53.6	1,025.0	54.3	4.5
Central America	32.7	6.3	28.4	5.8	15.1	120.3	6.0	109.4	5.8	10.0
Colombia	53.7	10.3	47.8	9.7	12.3	190.9	9.6	179.8	9.5	6.2
Venezuela	49.8	9.5	42.6	8.6	16.9	182.6	9.1	172.5	9.1	5.9
Brazil	76.6	14.6	72.8	14.8	5.2	268.7	13.4	252.5	13.4	6.4
Argentina	48.0	9.2	44.6	9.0	7.6	164.9	8.3	150.1	7.9	9.9

Total Coca-Cola FEMSA	523.2	100.0	492.6	100.0	6.2	1,998.1	100.0	1,889.3	100.0	5.8

February 26, 2007

FEMSA Cerveza

Results of Operations
Expressed in Millions of Pesos

For the fourth quarter of:

	FEMSA Cerveza					Kaiser		Total FEMSA Cerveza

	2006	% of revenues	2005	% of revenues	% Increase	2006	% of revenues	2006	% of revenues

Domestic beer sales	6,444	82.9	5,947	82.9	8.4			7,847	85.5
Export beer sales	559	7.2	504	7.0	10.9			559	6.1

Beer sales	7,003	90.1	6,451	89.9	8.6			8,406	91.6
Packaging sales	692	8.9	674	9.4	2.7			692	7.5

Net sales	7,695	99.0	7,125	99.3	8.0	1,403	100.0	9,098	99.1
Other revenues	79	1.0	52	0.7	51.9	—	—	79	0.9

Total revenues	7,774	100.0	7,177	100.0	8.3	1,403	100.0	9,177	100.0
Cost of sales	3,159	40.6	2,884	40.2	9.5	902	64.3	4,061	44.3

Gross profit	4,615	59.4	4,293	59.8	7.5	501	35.7	5,116	55.7

Administrative expenses	1,062	13.7	961	13.4	10.5	40	2.9	1,102	12.0
Selling expenses	2,282	29.4	2,063	28.7	10.6	632	45.0	2,914	31.7

Operating expenses	3,344	43.1	3,024	42.1	10.6	672	47.9	4,016	43.7

Income from operations	1,271	16.3	1,269	17.7	0.2	(171)	(12.2)	1,100	12.0

Depreciation	376	4.8	374	5.2	0.5	37	2.6	413	4.5
Amortization & other	620	8.1	553	7.7	12.1	8	0.6	628	6.8

EBITDA	2,267	29.2	2,196	30.6	3.2	(126)	(9.0)	2,141	23.3
Capital expenditures	1,624	0.0	978	0.0	66.1	147		1,771	0.0

Sales volumes
(Thousand hectoliters)

Domestic	6,763.0	92.3	6,346.1	92.7	6.6	—	—	6,763.0	65.6
Exports	561.7	7.7	496.7	7.3	13.1	—	—	561.7	5.5
Brazil	—	—	—	—	—	2,981.0	100.0	2,981.0	28.9

Total	7,324.7	100.0	6,842.8	100.0	7.0	2,981.0	100.0	10,305.7	100.0

Price per hectoliter

Domestic	952.8		937.1		1.7	—
Exports	995.2		1,014.7		(1.9)	—
Brazil	—		—		—	470.6

Total	956.1		942.7		1.4	470.6

February 26, 2007

FEMSA Cerveza

Results of Operations
Expressed in Millions of Pesos

For the twelve months of:

	FEMSA Cerveza					Kaiser		Total FEMSA Cerveza

	2006	% of revenues	2005	% of revenues	% Increase	2006	% of revenues	2006	% of revenues

Domestic beer sales	25,286	80.7	23,126	80.6	9.3			29,544	83.0
Export beer sales	2,869	9.1	2,618	9.1	9.6			2,869	8.1

Beer sales	28,155	89.8	25,744	89.7	9.4			32,413	91.1
Packaging sales	2,957	9.5	2,777	9.7	6.5			2,957	8.3

Net sales	31,112	99.3	28,521	99.4	9.1	4,258	100.0	35,370	99.4
Other revenues	229	0.7	169	0.6	35.5	—	—	229	0.6

Total revenues	31,341	100.0	28,690	100.0	9.2	4,258	100.0	35,599	100.0
Cost of sales	12,486	39.8	11,564	40.3	8.0	2,785	65.4	15,271	42.9

Gross profit	18,855	60.2	17,126	59.7	10.1	1,473	34.6	20,328	57.1

Administrative expenses	3,925	12.5	3,585	12.5	9.5	166	3.9	4,091	11.5
Selling expenses	8,941	28.6	7,951	27.7	12.5	1,381	32.4	10,322	29.0

Operating expenses	12,866	41.1	11,536	40.2	11.5	1,547	36.3	14,413	40.5

Income from operations	5,989	19.1	5,590	19.5	7.1	(74)	(1.7)	5,915	16.6

Depreciation	1,503	4.8	1,527	5.3	(1.6)	146	3.4	1,649	4.6
Amortization & other	2,330	7.4	2,218	7.7	5.0	38	0.9	2,368	6.7

EBITDA	9,822	31.3	9,335	32.5	5.2	110	2.6	9,932	27.9
Capital expenditures	3,997		3,086		29.5	215		4,212

Sales volumes
(Thousand hectoliters)

Domestic	25,950.8	90.2	24,580.1	91.0	5.6	—	—	25,950.8	68.8
Exports	2,811.1	9.8	2,437.5	9.0	15.3	—	—	2,811.1	7.5
Brazil	—	—	—	—	—	8,934.9	100.0	8,934.9	23.7

Total	28,761.9	100.0	27,017.6	100.0	6.5	8,934.9	100.0	37,696.8	100.0

Price per hectoliter

Domestic	974.4		940.8		3.6	—
Exports	1,020.6		1,074.1		(5.0)	—
Brazil	—		—		—	476.6

Total	978.9		952.9		2.7	476.6

February 26, 2007

FEMSA Comercio

Results of Operations
Expressed in Millions of Pesos

	For the fourth quarter of:					For the twelve months of:

	2006	% of revenues	2005	% of revenues	% Increase	2006	% of revenues	2005	% of revenues	% Increase

Net sales	9,155	100.0	7,952	100.0	15.1	35,500	100.0	29,898	100.0	18.7
Other revenues	—	—	—	—	—	—	—	—

Total revenues	9,155	100.0	7,952	100.0	15.1	35,500	100.0	29,898	100.0	18.7
Cost of sales	6,478	70.8	5,692	71.6	13.8	25,866	72.9	21,967	73.5	17.7

Gross profit	2,677	29.2	2,260	28.4	18.5	9,634	27.1	7,931	26.5	21.5

Administrative expenses	191	2.1	153	1.9	24.8	727	2.0	609	2.0	19.4
Selling expenses	1,855	20.2	1,583	19.9	17.2	7,303	20.6	6,012	20.1	21.5

Operating expenses	2,046	22.3	1,736	21.8	17.9	8,030	22.6	6,621	22.1	21.3

Income from operations	631	6.9	524	6.6	20.4	1,604	4.5	1,310	4.4	22.4

Depreciation	110	1.2	85	1.1	29.4	415	1.2	336	1.1	23.5
Amortization & other	97	1.1	65	0.8	49.2	365	1.0	293	1.0	24.6

EBITDA	838	9.2	674	8.5	24.3	2,384	6.7	1,939	6.5	22.9
Capital expenditures	660		600		10.0	1,873		1,472		27.2

Information of Convenience Stores

Total stores						4,847		4,141		17.0
Net new convenience stores:	365		359		1.7	706		675		4.6
Same store data: (1)
Sales (thousands of pesos)	627.5		591.7		6.0	641.6		593.2		8.2
Traffic	21.8		20.7		5.3	22.3		21.2		5.4
Ticket	28.8		28.6		0.7	28.8		28.0		2.8

(1)	Monthly average information per store, considering same stores with at least 13 months of operations.

February 26, 2007

FEMSA

Other Financial Information

MACROECONOMIC INFORMATION

	Inflation		Exchange Rate

	December 05 - December 06	September 05 - December 06	Per USD	Per Mx. Peso

Mexico	4.05%	1.55%	10.8755	1.0000
Colombia	4.48%	0.32%	2,238.7900	0.0049
Venezuela	16.97%	3.94%	2,150.0000	0.0051
Brazil	2.81%	1.48%	2.1380	5.0868
Argentina	9.84%	2.57%	3.0620	3.5518

February 26, 2007

2006
FOURTH-QUARTER AND FULL YEAR RESULTS

	Fourth Quarter			YTD

	2006	2005	r%	2006	2005	r%

Total Revenues	15,173	14,165	7.1%	57,738	53,997	6.9%

Gross Profit	7,165	6,990	2.5%	27,542	26,475	4.0%

Operating Income	2,619	2,612	0.3%	9,456	9,218	2.6%

Majority Net Income	1,514	1,495	1.3%	4,883	4,759	2.6%

EBITDA(1)	3,169	3,370	-6.0%	12,219	11,922	2.5%

Net Debt (2)	14,890	18,798

Financial Ratios			rP.P.

Coverage(3)	5.75	4.64	1.11

Leverage(4)	0.81	0.94	(0.13)

Capitalization(5)	33.6%	39.6%	(6.04)

Expressed in million of Mexican pesos with purchasing power as of December 31, 2006.

(1)	EBITDA = Operating income + Depreciation + Amortization & Other Non-cash Charges. See reconciliation table on page 12.
(2)	Net Debt = Total Debt - Cash
(3)	YTD EBITDA / YTD Interest expense
(4)	Total liabilities / total stockholders’ equity
(5)	Total debt / (long-term debt + stockholders’ equity)

•

Total revenues reached Ps. 15,173 million in the fourth quarter of 2006 an increase of 7.1%, and increased 6.9% for the full year to Ps. 57,738 million, the highest yearly growth since the acquisition of Panamco in 2003.

•

Our consolidated operating income increased 0.3% to Ps. 2,619 million for the fourth quarter of 2006, in spite of raw material pressures and a more complex competitive environment, and grew 2.6% for the year to Ps. 9,456 million. Our operating margin was 17.3% for the fourth quarter of 2006 and 16.4% for the full year.

•	Our consolidated EBITDA reached Ps. 12,219 million in 2006, equivalent to over US$1.1 billion.
•

Consolidated majority net income increased 1.3% to Ps. 1,514 million, resulting in earnings per share of Ps. 0.82 for the fourth quarter of 2006, and increased 2.6% to Ps. 4,883 million for the year, resulting in earnings per share of Ps. 2.64.

Mexico City (February 23, 2007), Coca-Cola FEMSA, S.A.B. de C.V. (BMV: KOFL, NYSE: KOF) (“Coca-Cola FEMSA” or the “Company”), the largest Coca-Cola bottler in Latin America and the second-largest Coca-Cola bottler in the world in terms of sales volume, announces results for the fourth quarter 2006 and full-year results.

“In 2006 our knowledge of local market dynamics, coupled with our innovative products, processes, and practices, enabled us to achieve strong top-line results in the face of a more complex competitive environment.  Thanks to the wide-spread popularity of brand Coca-Cola and our well-designed commercial strategies, we also were able to produce solid bottom-line growth in spite of cost pressures in the majority of our markets. During the year, we further strengthened our relationship with The Coca-Cola Company by arriving at a comprehensive, collaborative framework for a new stage of profitable growth. This new framework leverages the marketing strength of The Coca-Cola Company, defines a platform for our joint pursuit of incremental growth in the carbonated soft-drink category, and provides for the accelerated development of the non-carbonated beverage segment—through acquisitions and organic growth,” said Carlos Salázar Lomelín, Chief Executive Officer of the Company.

CONSOLIDATED RESULTS

Our consolidated revenues increased 7.1% to Ps. 15,173 million in the fourth quarter of 2006 compared to the fourth quarter of 2005 as a result of increases in all of our territories except for Mexico. Our consolidated average price per unit case decreased 0.6% to Ps. 28.36 (US$ 2.63) compared to the fourth quarter of 2005; average price per unit case increases in all of our territories partially offset price decline in Mexico.

Total sales volume increased 6.2% to 523.2 million unit cases in the fourth quarter of 2006 as compared to the same period of 2005, mainly driven by a 7.4% volume growth of brand Coca-Cola, which accounted for almost 75% of our total incremental volumes during the quarter. Carbonated soft drinks sales volume grew 5.5% to 448.4 million unit cases, driven by incremental volumes across all of our territories.

Our gross profit rose 2.5% to Ps. 7,165 million in the fourth quarter of 2006, compared to the fourth quarter of 2005 driven by increases in all of our operations, except for Mexico. Gross margin decreased 210 basis points to 47.2% in the fourth quarter of 2006 from 49.3% in the same period of 2005, due to a 5.1% increase in our average cost per unit case resulting from increases in our sweetener cost in all of our territories, and higher resin prices in some of our territories.

Our consolidated operating income increased 0.3% to Ps. 2,619 million in the fourth quarter of 2006, with double-digit increases in operating income in Colombia, Central America and Venezuela, and single-digit growth in Brazil, compensating decreases in Mexico and Argentina. Our operating margin was 17.3% in the fourth quarter of 2006, a decline of 110 basis points as compared to the same period of 2005 mainly due to a decline in the gross margin.

After an extensive analysis, conducted by a third-party, on the current conditions and expected useful life of our cooler inventories in our territories in Mexico, we decided to modify the useful life of our coolers from five to seven years. We made this decision based on the benefit of KOF´s maintenance policy and our ability to better manage our cooler platform. This modification reduced our amortization expenses by Ps. 127 million in the fourth quarter of 2006 and benefited our operating income by a similar amount. Excluding this change our consolidated operating income would have decreased by 4.6% in the fourth quarter of 2006 as compared to the same period of 2005 and the operating margin would have been 16.4% in the fourth quarter of 2006.

Our integral cost of financing declined by 68.9% in the fourth-quarter of 2006 to Ps. 91 million as compared to the same period of 2005, mainly driven by a decline in interest expenses resulted from a reduction in our liability position year over year.

During the fourth quarter of 2006, income tax, tax on assets and employee profit sharing as a percentage of income before taxes was 30.4% as compared to 35.8% in the same quarter of 2005. During the year our effective tax rate was benefited by a reduction in the statutory tax rates in some of our operations and the use of tax loss carry forwards, resulting in a reduction in our effective tax rate.

Our consolidated majority net income increased by 1.3% to Ps. 1,514 million in the fourth quarter of 2006 compared to the fourth quarter of 2005. A reduction in our integral cost of financing and lower effective taxes, more than offset an increase in other expenses during the quarter. Earnings per share (“EPS”) were Ps. 0.82 (US$ 0.76 per ADR) computed on the basis of 1,846.5 million shares outstanding (each ADR represents 10 local shares).

February 26, 2007

BALANCE SHEET

As of December 31, 2006, Coca-Cola FEMSA had a cash balance of Ps. 4,473 million (US$ 414 million), an increase of Ps. 2,267 million (US$ 210 million) compared to December 31, 2005, resulting mainly from internal cash generation, net of Coca-Cola FEMSA’s dividend payment in the amount of Ps. 716 million (US$ 66 million) made in the first half of the year, and some additional indebtedness.

Total short-term debt was Ps. 3,174 million (US$ 294 million) and long-term debt was Ps. 16,189 million (US$ 1,499 million). Net debt decreased approximately Ps. 3,908 million (US$ 362 million) compared to year end of 2005, as a result of the above mentioned cash generation, and in nominal U.S. dollar terms net debt declined US$ 1,110 million since the second quarter of 2003 when we acquired Panamco.

During the fourth quarter, we assumed new debt in the amount of Ps. 2,698 million (US$ 250 million) to partially refinance our KOF-06 Yankee Bond and Panamco UDI based note maturities worth an approximate Ps. 3,605 million (US$ 333 million), cash on hand was used to pay down the remaining amount.

The weighted average cost of debt for the quarter was 8.01%. The following chart sets forth the Company’s debt profile by currency and interest rate type as of December 31, 2006:

Currency	% Total Debt(2)	% Interest Rate Floating(2)

U.S. dollars	45.6%	36.9%
Mexican pesos	46.0%	10.3%
Colombian pesos	3.4%	25.3%
Other (1)	4.9%	0.0%

Consolidated Statement of Changes in Financial Position

(1)	Includes the equivalent of US$48.5 million denominated in Argentine pesos, and US$38.8 million denominated in Venezuelan bolivares.
(2)	After giving effect to cross-currency swaps.

Expressed in million of Mexican pesos and U.S. dollars as of December 31, 2006

	Jan - Dec 2006

	Ps.	USD

Net income	5,053	468
Non cash charges to net income	3,665	339

	8,718	807

Change in working capital	(216)	(20)

NRGOA(1)	8,502	787

Total investments	(3,068)	(284)
Dividends paid	(716)	(66)
Debt reduction	(1,653)	(153)
Deferred taxes and others	(798)	(74)

Increase in cash and cash equivalents	2,267	210

Cash and cash equivalents at begining of period	2,206	204
Cash and cash equivalents at end of period	4,473	414

(1)	Net Resources Generated by Operating Activities

February 26, 2007

MEXICAN OPERATING RESULTS

Revenues

Revenues from our Mexican territories decreased 0.5% to Ps. 7,449 million in the fourth quarter of 2006, as compared to the same period of the previous year. Sales volume growth partially compensated for lower average price per unit case. Average price per unit case declined by 3.0% to Ps. 28.26 (US$ 2.62) as compared to the fourth quarter of 2005, because of the majority of the incremental volume came from multi-serve presentations and jug water, which carry lower prices per unit case. Excluding Ciel water volume in 5.0, 19.0 and 20.0-liter packaging presentations, our average price per unit case was Ps. 32.45 (US$ 3.00) a 1.9% decline in real terms as compared to the same period of 2005.

Total sales volume increased 2.3% to 262.4 million unit cases in the fourth quarter of 2006, as compared to the fourth quarter of 2005, resulted from (i) a 1.1% sales volume growth in carbonated soft drinks, driven by a 3.7% increase in brand Coca-Cola, (ii) a 6.1% sales volume growth in jug water, and (iii) incremental volumes in non-flavored bottled water in single serve presentation. Non-carbonated beverage segment excluding non-flavored bottled water, grew over 20% in the fourth quarter of 2006 as compared to the same period of 2005, driven by strong volume growth from Ciel Aquarius, a flavored no-calorie water.

Operating Income

Our gross profit declined by 1.1% to Ps. 3,960 million in the fourth quarter of 2006 as compared to the same period of 2005. Gross margin declined from 53.5% in the fourth quarter of 2005 to 53.2% in the same period of 2006, resulted from lower average prices per unit case year over year.

As discussed above we modified during the quarter our coolers useful life from five to seven years in our Mexican operations. This modification reduced our amortization expenses by Ps. 127 million in the fourth quarter of 2006 and benefited our operating income by a similar amount. Excluding this change, our operating expenses would have increased by 6.7% and as a result our operating income would have decreased by 11.8% in the fourth quarter of 2006. Our operating income margin would have declined by 250 basis points to 19.8% in the fourth quarter of 2006, as compared to the same period of 2005.

The increase in operating expenses was driven mainly by higher marketing expenses recorded during the quarter in connection with brand building initiatives implemented during the year.

February 26, 2007

CENTRAL AMERICAN OPERATING RESULTS (Guatemala, Nicaragua, Costa Rica and Panama)

Revenues

Revenues reached Ps. 1,114 million in the fourth quarter of 2006, an increase of 15.7% as compared to the same period of 2005. Volume growth accounted for more than 90% of our incremental revenues in the quarter and higher average prices were the balance. Average price per unit case increased by 3.7% to Ps. 33.61 (US$ 3.11) in the fourth quarter of 2006 as compared to the fourth quarter of 2005, mainly as a result of price increases implemented during the year throughout the region combined with changes in packaging mix towards non-returnable presentations, which carry higher average price per unit case.

Total sales volume in our Central American territories grew 15.1% to 32.7 million unit cases in the fourth quarter of 2006, as compared to the same period of 2005, resulting from incremental volumes in each of our Central American territories. Incremental volumes of brand Coca-Cola accounted for more than 50% of the growth, and flavored carbonated soft drinks and non-carbonated beverages, including bottled water, contributed almost equally to the balance. In the fourth quarter 2006 non-carbonated beverages, excluding non-flavored bottled water, more than double its size from a small base reaching 5.1% of our total sales volume as compared to 2.3% in the fourth quarter of 2005.

Operating Income

Gross profit increased by 12.2% in the fourth quarter of 2006, as compared to the same period of 2005, to Ps. 524 million as a result of operating leverage due to higher revenues. Lower polyethylene terephtalate (“PET”) bottle prices were offset by higher packaging costs coming from a packaging mix shift towards non-returnable presentations, resulting in a gross margin decrease of 150 basis points, from 48.5% in the fourth quarter of 2005 to 47.0%in the same period of 2006.

Our operating income increased 10.7% to Ps. 186 million in the fourth quarter of 2006 as compared to the fourth quarter of 2005 driven by higher fixed cost absorption resulting from operating leverage. Our operating margin declined 70 basis points from 17.4% in the fourth quarter of 2005 to 16.7% in the same period of 2006 due to a reduction in the gross margin.

COLOMBIAN OPERATING RESULTS

Revenues

Total revenues increased 15.1% to Ps. 1,566 million in the fourth quarter of 2006, as compared to the fourth quarter of 2005. Higher volumes drove over 80% of this growth, and higher average prices represented the majority of the balance. Our average price per unit case grew 2.4% to Ps. 29.16 (US$ 2.70), as a result of price increases implemented in the previous quarters and a mix shift towards higher average price per unit case products.

Total sales volume in the fourth quarter of 2006 grew 12.3%, as compared to the same period of 2005, to 53.7 million unit cases. Carbonated soft drinks volume growth accounted for over 85% of the incremental volume in the quarter, mainly driven by brand Coca-Cola with non-flavored water accounting for the majority of the balance. Non-carbonated beverages, excluding non-flavored water, increased 40% from a very low base during the quarter.

Operating Income

In spite of cost pressures during the quarter, our gross profit increased 11.1% to Ps. 702 million in the fourth quarter of 2006, as compared to the same period of the previous year. Cost pressures driven by sugar price increases, more than offset savings resulting from a reduction in PET bottle prices, resulting in a gross margin decline of 160 basis points from 46.4% in the fourth quarter of 2005 to 44.8% in the fourth quarter of 2006.

Operating expenses decreased by 0.9% in absolute terms and declined by 450 basis points as percentage of total revenues, due to operating leverage achieved by higher revenues as compared to the same period of 2005. Operating income increased 38.3% to Ps. 267 million in the fourth quarter of 2006, as compared to the same period of 2005, resulting in margin improvement of 280 basis points reaching an operating margin of 17.0%.

February 26, 2007

VENEZUELAN OPERATING RESULTS

Revenues

Total revenues from our Venezuelan operations increased 17.1% to Ps. 1,760 million in the fourth quarter of 2006, as compared to the same period of 2005. Volume growth accounted for the incremental revenues in the quarter. Our average price was Ps. 35.28 (US$ 3.27) in the fourth quarter of 2006.

Total sales volume increased 16.9% to 49.8 million unit cases during the fourth quarter of 2006, as compared to the same quarter of 2005, incremental volumes from carbonated soft drinks accounted for over 90% of the total volume growth. Carbonated soft drinks sales volume increased 18.0% in the fourth quarter of 2006 as compared to the same period of 2005, brand Coca-Cola and flavored carbonated soft drinks each contributed to almost half of the growth. Non-carbonated beverages, excluding non-flavored water, grew more than 40% in the quarter compared to the fourth quarter of 2005, mainly driven by Nestea, a ready to drink iced-tea.

Operating Income

Gross profit reached Ps. 637 million an increase of 7.2% in the fourth quarter of 2006, as compared to the same period of the previous year. However, our gross margin declined 330 basis points from 39.5% in the fourth quarter of 2005 to 36.2% in the same period of 2006, due to higher sugar prices, salary increases and higher packaging costs due to a shift in packaging mix to non-returnable presentations, which more than offset higher revenues.

Operating income reached Ps. 80 million, an increase of 33.3% in the fourth quarter of 2006 as compared to the same period of the previous year. Higher revenues more than offset increases in operating expenses, and the gross margin decline, resulting in a 50 basis points margin expansion to 4.5% in the fourth quarter of 2006 from 4.0% in the fourth quarter of 2005.

ARGENTINE OPERATING RESULTS

Revenues

In Argentina, our total revenues increased 7.0% to Ps. 988 million in the fourth quarter of 2006, as compared to the same period of the previous year, mainly driven by a 7.6% sales volume growth. During the quarter our product mix shift towards our premium and core brands, which carry higher average prices per unit case, and together accounted for almost 90% of our total sales volume, resulting in average price per unit case of Ps. 20.50 (US$ 1.90).

In the fourth quarter of 2006, total sales volume increased 7.6% to 48.0 million unit cases, as compared to the same period of 2005. Incremental volumes from our core and premium carbonated soft drinks more than offset volume decline from the value protection carbonated soft drinks, resulting in a 6.2% volume growth in the quarter compared to the same quarter of the previous year. Sales volume of non-carbonated beverages, excluding non-flavored bottled water, tripled its size during the quarter from a small base reaching 3.3% of our total sales volume in the fourth quarter of 2006 as compared to 1.1% in the same period of the previous year.

Operating Income

Gross profit increased 3.0% to Ps. 381 million in the fourth quarter of 2006, as compared to the fourth quarter of 2005. Our gross margin declined 150 basis points to 38.6%, as compared to the fourth quarter of 2005, due to higher sweetener costs and labor costs increases.

Operating expenses increased 11.2% in the fourth quarter of 2006 mainly due to higher freight costs and salary expenses. Higher revenues were more than offset by incremental expenses resulting in a decline in operating income of 9.5% to Ps. 133 million in the fourth quarter of 2006, as compare to the same period of 2005. Our operating income margin decreased 240 basis points to 13.5%.

February 26, 2007

BRAZILIAN OPERATING RESULTS

In January 2006, FEMSA Cerveza acquired an indirect controlling stake in Cervejarias Kaiser Brasil S.A. or Cervejarias Kaiser. As of February 2006, Coca-Cola FEMSA has subsequently agreed to continue to distribute the Kaiser beer portfolio and to resume the sales function in São Paulo, Brazil, consistent with the arrangements in place prior to 2004. Beer sales volume will not be included in our sales volume for the 2006 period, although revenues and costs will be recorded in our income statement. In 2005, we did not include beer that we distributed in Brazil in our sales volumes and net sales. Instead, the amount we received for distributing beer in Brazil is included in other revenues. Therefore, financial information will not be comparable with previous quarters until the first quarter of 2007, and on a yearly basis, until the end of 2007.

Revenues

Net revenues increased 20.1% to Ps. 2,290 million in the fourth quarter of 2006 as compared to the same period of 2005. Excluding beer, net revenues increased 5.8% to Ps. 2,017 million in the fourth quarter of 2006, as compared to the same period of 2005 with volume growth accounting for the majority of the incremental net revenues. Excluding beer, average price per unit case increased 0.6% to Ps. 26.34 (US$ 2.44) during the fourth quarter of 2006, driven by product mix shift towards our core brands, which carry a higher average per unit case prices than our value protection brands. Total revenues from beer were Ps. 273 million in the fourth quarter of 2006.

Sales volume, excluding beer, increased 5.2% to 76.6 million unit cases in the fourth quarter of 2006 as compared to the fourth quarter of 2005. Carbonated soft drinks sales volume growth accounted for almost 90% of the incremental volumes, driven by the Coca-Cola brand. Non-carbonated beverages, excluding non-flavored bottled water, grew 60%, driven by the introduction of a fruit juice based product under the Minute Maid Mais brand.

Operating Income

In the fourth quarter of 2006, our gross profit increased by 3.7% to Ps. 961 million, as compared to the same period of the previous year, in spite of higher sugar prices year over year, which were partially offset by the appreciation of the Brazilian real year over year as applied to our U.S. dollar-denominated costs. Gross margin was 41.9% in the fourth quarter of 2006.

Our operating expenses as percentage of total revenues declined from 30.0% in the fourth quarter 2005 to 26.6% in the same period of 2006, due to higher fixed cost absorption driven by incremental revenues. Operating income was Ps. 351 million in the fourth quarter of 2006, an increase of 3.5% as compared to the same quarter of 2005.

February 26, 2007

SUMMARY OF FULL-YEAR RESULTS

During 2006, our consolidated revenues increased 6.9% to Ps. 57,738 million, as compared with 2005, as a result of growth in all of our territories. Consolidated average price per unit case remained flat in real terms at Ps. 28.36 (US$ 2.63) during 2006, average price increases in almost all our territories offset price declines in Mexico and Argentina.

Total sales volume increased 5.8% to 1,998.1 million unit cases during 2006, as compared with the same period of the previous year mainly driven by a 6.4% volume growth of brand Coca-Cola, which accounted for almost 70% of our consolidated incremental volumes. Sales volume growth in Mexico and Brazil, excluding beer, accounted for over 55% of our incremental volume. Carbonated soft drink sales volume grew 5.9% to 1,694.7 million unit cases, driven by incremental volume across all of our territories.

Our gross profit increased 4.0% to Ps. 27,542 million in 2006, as compared with the previous year, driven by gross profit growth across all of our territories. Over 45% of this increase came from Brazil and Mexico. Gross margin decreased 130 basis points to 47.7% in 2006 from 49.0% in the same period of 2005, due to a 3.8% increase in our average cost per unit case resulting from increases in our sweetener cost in all of our territories, and higher resin prices in some of our territories.

Our consolidated operating income increased 2.6% to Ps. 9,456 million in 2006, as compared with 2005. Mexico, Colombia and Central America accounted for almost half of our growth. Our operating margin decreased 70 basis points to 16.4% during 2006, mainly due to higher costs per unit case. Excluding the change in the useful life of our coolers in Mexico recorded in the fourth quarter of 2006 mentioned above, our consolidated operating income would have increased 1.2% in the year.

Our integral cost of financing decreased 9.9% to Ps. 1,134 million during 2006 as compared to 2005, mainly driven by a reduction in interest expenses, which more than offset a foreign exchange loss resulting from the depreciation of the Mexican peso against the U.S. dollar as applied to our net liability position denominated in foreign currency, compared to a gain recorded during 2005.

During 2006, income tax, tax on assets and employee profit sharing as a percentage of income before taxes was 34.0% as compared to 36.0% in 2005. During the year our effective tax rate was benefited by a reduction in the statutory tax rates in some of our operations and the use of tax loss carry forwards, resulting in a reduction in our effective tax rate.

Our consolidated majority net income increased by 2.6% to Ps. 4,883 million in 2006 compared to 2005 driven by (i) higher operating income, (ii) lower interest expenses, and (iii) a reduction in our effective tax rate. Earnings per share (“EPS”) were Ps. 2.64 (US$ 2.45 per ADR) computed on the basis of 1,846.5 million shares outstanding (each ADR represents 10 local shares).

February 26, 2007

RECENT DEVELOPMENTS

•

On November 3rd, 2006, Fomento Económico Mexicano, S.A.B. de C.V. (“FEMSA”) completed the acquisition through its subsidiary, Compañia Internacional de Bebidas, S.A. de C.V., of 148,000,000 Series “D” shares of Coca-Cola FEMSA from certain subsidiaries of The Coca-Cola Company (“TCCC”), representing 8.02% of the total outstanding equity of Coca-Cola FEMSA, at a price of US$2.888 per share for an aggregate amount of US$427.4 million.  The acquisition of additional shares took place pursuant to a Memorandum of Understanding between FEMSA and TCCC relating to the acquisition of Panamco by Coca-Cola FEMSA in 2003.

Following the acquisition by FEMSA of shares from TCCC, the economic ownership of Coca-Cola FEMSA is 53.7% for FEMSA, 31.6% for TCCC, and the public float remains unchanged at 14.7%.  Voting ownership in Coca-Cola FEMSA is now 63.0% for FEMSA and 37.0% for TCCC.  The acquisition does not represent a change in the control or management of the company.

•

On December  19, 2006 Coca-Cola FEMSA S.A.B de C.V. and The Coca-Cola Company announced an agreement with the controlling shareholders of Jugos del Valle, S.A.B. de C.V. (BMV: VALLEB) (“Jugos del Valle”) to acquire through a public tender offer in Mexico up to 100% of the outstanding public shares of Jugos del Valle for approximately US$380 million in cash. The price assumes a total aggregate value of approximately US$470 mm including approximately US$90 million in net debt. The final price to be paid will be based on the actual level of debt, net working capital and other liabilities on the date the tender offer is launched. The tender offer will be launched once regulatory approvals have been obtained.

February 26, 2007

CONFERENCE CALL INFORMATION

Our fourth-quarter 2006 Conference Call will be held on: February 23, 2007, at 11:00 A.M. Eastern Time (10:00 A.M. Mexico City Time). To participate in the conference call, please dial: Domestic U.S.: 866-700-7477, Mexico: 001-866-656-5787 and International: 617-213-8840. We invite investors to listen to the live audiocast of the conference call on the Company’s website, www.coca-colafemsa.com

If you are unable to participate live, an instant replay of the conference call will be available through March 5, 2007. To listen to the replay, please dial: Domestic U.S.: 888-286-8010 or International: 617-801-6888. Pass code: 98344233.

* * *

Coca-Cola FEMSA, S.A.B. de C.V. produces and distributes Coca-Cola, Sprite, Fanta, Lift and other trademark beverages of The Coca-Cola Company in Mexico (a substantial part of central Mexico, including Mexico City and southeast Mexico), Guatemala (Guatemala City and surrounding areas), Nicaragua (nationwide), Costa Rica (nationwide), Panama (nationwide), Colombia (most of the country), Venezuela (nationwide), Brazil (greater São Paulo, Campiñas, Santos, the state of Mato Grosso do Sul and part of the state of Goias) and Argentina (federal capital of Buenos Aires and surrounding areas), along with bottled water, beer and other beverages in some of these territories. The Company has 31 bottling facilities in Latin America and serves over 1,500,000 retailers in the region. The Coca-Cola Company owns a 31.6% equity interest in Coca-Cola FEMSA.

* * *

Figures for the Company’s operations in Mexico and its consolidated international operations were prepared in accordance with Mexican generally accepted accounting principles (Mexican GAAP). All figures are expressed in constant Mexican pesos with purchasing power at December 31, 2006. For comparison purposes, 2005 and 2006 figures from the Company’s operations have been restated taking into account local inflation of each country with reference to the consumer price index and converted from local currency into Mexican pesos using the official exchange rate at the end of the period published by the local central bank of each country. In addition, all comparisons in this report for the fourth quarter of 2006, which ended on December 31, 2006, are made against the figures for the comparable period in 2005, unless otherwise noted.

This news release may contain forward-looking statements concerning Coca-Cola FEMSA’s future performance and should be considered as good faith estimates by Coca-Cola FEMSA. These forward-looking statements reflect management’s expectations and are based upon currently available data. Actual results are subject to future events and uncertainties, many of which are outside Coca-Cola FEMSA’s control that could materially impact the Company’s actual performance.

References herein to “US$” are to United States dollars. This news release contains translations of certain Mexican peso amounts into U.S. dollars for the convenience of the reader. These translations should not be construed as representations that Mexican peso amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated.

U.S. dollar amounts in this report solely for the convenience of the reader have been translated from Mexican pesos at the noon day buying rate for pesos as published by the Federal Reserve Bank of New York at December 31, 2006, which exchange rate was Ps. 10.7995 to $1.00.

* * *

(7 pages of tables to follow)

February 26, 2007

Consolidated Balance Sheet
Expressed in million of Mexican pesos with purchasing power as of December 31, 2006

Assets	Dec 06		Dec 05

Current Assets
Cash and cash equivalents	Ps.	4,473	Ps.	2,206
Total accounts receivable		2,947		2,730
Inventories		2,798		2,331
Prepaid expenses and other		853		847

Total current assets		11,071		8,114

Property, plant and equipment
Property, plant and equipment		33,944		33,866
Accumulated depreciation		-15,231		-15,079
Bottles and cases		1,164		1,130

Total property, plant and equipment, net		19,877		19,917

Investment in shares and other		437		506
Deferred charges, net		1,717		1,380
Intangibles assets and other assets		41,922		41,115

Total Assets	Ps.	75,024	Ps.	71,032

Liabilities and Stockholders’ Equity	Dec 06		Dec 05

Current Liabilities
Short-term bank loans and notes	Ps.	3,174	Ps.	4,689
Interest payable		270		340
Suppliers		5,164		4,957
Other current liabilities		3,438		2,977

Total Current Liabilities		12,046		12,963

Long-term bank loans		16,189		16,315
Pension plan and seniority premium		862		821
Other liabilities		4,443		4,228

Total Liabilities		33,540		34,327

Stockholders’ Equity
Minority interest		1,214		1,168
Majority interest:
Capital stock		3,003		3,003
Additional paid in capital		12,850		12,850
Retained earnings of prior years		22,289		18,246
Net income for the period		4,883		4,759
Cumulative results of holding non-monetary assets		-2,755		-3,321

Total majority interest		40,270		35,537

Total stockholders’ equity		41,484		36,705

Total Liabilities and Equity	Ps.	75,024	Ps.	71,032

February 26, 2007

Consolidated Income Statement
Expressed in million of Mexican pesos(1) with purchasing power as of December 31, 2006

	4Q 06	% Rev	4Q 05	% Rev	r%	YTD 06	% Rev	YTD 05	% Rev	r%

Sales Volume (million unit cases)	523.2		492.6		6.2%	1,998.1		1,889.3		5.8%
Average price per unit case	28.37		28.52		-0.5%	28.36		28.37		0.0%

Net revenues	15,112		14,049		7.6%	57,539		53,601		7.3%
Other operating revenues	61		116		-47.4%	199		396		-49.7%

Total revenues	15,173	100%	14,165	100%	7.1%	57,738	100%	53,997	100%	6.9%
Cost of sales	8,008	52.8%	7,175	50.7%	11.6%	30,196	52.3%	27,522	51.0%	9.7%

Gross profit	7,165	47.2%	6,990	49.3%	2.5%	27,542	47.7%	26,475	49.0%	4.0%

Operating expenses	4,546	30.0%	4,378	30.9%	3.8%	18,086	31.3%	17,257	32.0%	4.8%

Operating income	2,619	17.3%	2,612	18.4%	0.3%	9,456	16.4%	9,218	17.1%	2.6%

Interest expense	515		659		-21.9%	2,124		2,568		-17.3%
Interest income	66		69		-4.3%	315		311		1.3%

Interest expense, net	449		590		-23.9%	1,809		2,257		-19.8%
Foreign exchange (gain) loss	52		11		372.7%	228		(199)		-214.6%
Gain on monetary position	(387)		(396)		-2.3%	(1,016)		(853)		19.1%
Unhedged derivative instrument (gain) loss	(23)		88		-126.1%	113		53		113.2%

Integral cost of financing	91		293		-68.9%	1,134		1,258		-9.9%
Other (income) expenses, net	258		(23)		-1221.7%	662		336		97.0%

Income before taxes	2,270		2,342		-3.1%	7,660		7,624		0.5%
Taxes	689		839		-17.9%	2,607		2,741		-4.9%

Consolidated net income	1,581		1,503		5.2%	5,053		4,883		3.5%

Majority net income	1,514	10.0%	1,495	10.6%	1.3%	4,883	8.5%	4,759	8.8%	2.6%

Minority net income	67		8		737.5%	170		124		37.1%

Operating income	2,619	17.3%	2,612	18.4%	0.3%	9,456	16.4%	9,218	17.1%	2.6%
Depreciation	356		376		-5.3%	1,504		1,407		6.9%
Amortization and Other non-cash charges (2)	194		382		-49.2%	1,259		1,297		-2.9%

EBITDA (3)	3,169	20.9%	3,370	23.8%	-6.0%	12,219	21.2%	11,922	22.1%	2.5%

(1)	Except volume and average price per unit case figures.
(2)	Includes returnable bottle breakage expense.
(3)	EBITDA = Operating Income + Depreciation +Amortization & Other non-cash charges.

February 26, 2007

Mexican operations
Expressed in million of Mexican pesos(1) with purchasing power as of December 31, 2006

	4Q 06	% Rev	4Q 05	% Rev	r%	YTD 06	% Rev	YTD 05	% Rev	r%

Sales Volume (million unit cases)	262.4		256.4		2.3%	1,070.7		1,025.0		4.5%
Average price per unit case	28.26		29.14		-3.0%	28.29		28.90		-2.1%

Net revenues	7,416		7,471		-0.7%	30,293		29,618		2.3%
Other operating revenues	33		19		73.7%	67		96		-30.2%

Total revenues	7,449	100.0%	7,490	100.0%	-0.5%	30,360	100.0%	29,714	100.0%	2.2%
Cost of sales	3,489	46.8%	3,486	46.5%	0.1%	14,296	47.1%	13,930	46.9%	2.6%

Gross profit	3,960	53.2%	4,004	53.5%	-1.1%	16,064	52.9%	15,784	53.1%	1.8%

Operating expenses	2,358	31.7%	2,331	31.1%	1.2%	9,673	31.9%	9,415	31.7%	2.7%

Operating income	1,602	21.5%	1,673	22.3%	-4.2%	6,391	21.1%	6,369	21.4%	0.3%
Depreciation, Amortization & Other non-cash charges (2)	233	3.1%	477	6.4%	-51.2%	1,565	5.2%	1,593	5.4%	-1.8%

EBITDA (3)	1,835	24.6%	2,150	28.7%	-14.7%	7,956	26.2%	7,962	26.8%	-0.1%

(1)	Except volume and average price per unit case figures.
(2)	Includes returnable bottle breakage expense.
(3)	EBITDA = Operating Income + Depreciation + Amortization & Other non-cash charges.

Central American operations
Expressed in million of Mexican pesos(1) with purchasing power as of December 31, 2006

	4Q 06	% Rev	4Q 05	% Rev	r%	YTD 06	% Rev	YTD 05	% Rev	r%

Sales Volume (million unit cases)	32.7		28.4		15.1%	120.3		109.4		10.0%
Average price per unit case	33.61		32.39		3.7%	34.09		32.81		3.9%

Net revenues	1,099		920		19.5%	4,101		3,589		14.3%
Other operating revenues	15		43		-65.1%	41		46		-10.9%

Total revenues	1,114	100.0%	963	100.0%	15.7%	4,142	100.0%	3,635	100.0%	13.9%
Cost of sales	590	53.0%	496	51.5%	19.0%	2,211	53.4%	1,893	52.1%	16.8%

Gross profit	524	47.0%	467	48.5%	12.2%	1,931	46.6%	1,742	47.9%	10.8%

Operating expenses	338	30.3%	299	31.0%	13.0%	1,319	31.8%	1,246	34.3%	5.9%

Operating income	186	16.7%	168	17.4%	10.7%	612	14.8%	496	13.6%	23.4%
Depreciation, Amortization & Other non-cash charges (2)	55	4.9%	43	4.5%	27.9%	217	5.2%	214	5.9%	1.4%

EBITDA (3)	241	21.6%	211	21.9%	14.2%	829	20.0%	710	19.5%	16.8%

(1)	Except volume and average price per unit case figures.
(2)	Includes returnable bottle breakage expense.
(3)	EBITDA = Operating Income + Depreciation + Amortization & Other non-cash charges.

February 26, 2007

Colombian operations
Expressed in million of Mexican pesos(1) with purchasing power as of December 31, 2006

	4Q 06	% Rev	4Q 05	% Rev	r%	YTD 06	% Rev	YTD 05	% Rev	r%

Sales Volume (million unit cases)	53.7		47.8		12.3%	190.9		179.8		6.2%
Average price per unit case	29.16		28.47		2.4%	28.83		28.28		2.0%

Net revenues	1,566		1,361		15.1%	5,504		5,084		8.3%
Other operating revenues	—		—		N.M.	3		—		N.M.

Total revenues	1,566	100.0%	1,361	100.0%	15.1%	5,507	100.0%	5,084	100.0%	8.3%
Cost of sales	864	55.2%	729	53.6%	18.5%	3,067	55.7%	2,791	54.9%	9.9%

Gross profit	702	44.8%	632	46.4%	11.1%	2,440	44.3%	2,293	45.1%	6.4%

Operating expenses	435	27.8%	439	32.3%	-0.9%	1,713	31.1%	1,718	33.8%	-0.3%

Operating income	267	17.0%	193	14.2%	38.3%	727	13.2%	575	11.3%	26.4%
Depreciation, Amortization & Other non-cash charges (2)	77	4.9%	72	5.3%	6.9%	295	5.4%	299	5.9%	-1.3%

EBITDA (3)	344	22.0%	265	19.5%	29.8%	1,022	18.6%	874	17.2%	16.9%

(1)	Except volume and average price per unit case figures.
(2)	Includes returnable bottle breakage expense.
(3)	EBITDA = Operating Income + Depreciation + Amortization & Other non-cash charges.

Venezuelan operations
Expressed in million of Mexican pesos(1) with purchasing power as of December 31, 2006

	4Q 06	% Rev	4Q 05	% Rev	r%	YTD 06	% Rev	YTD 05	% Rev	r%

Sales Volume (million unit cases)	49.8		42.6		16.9%	182.6		172.5		5.9%
Average price per unit case	35.28		35.19		0.3%	35.68		33.97		5.1%

Net revenues	1,757		1,499		17.2%	6,516		5,859		11.2%
Other operating revenues	3		4		-25.0%	16		15		6.7%

Total revenues	1,760	100.0%	1,503	100.0%	17.1%	6,532	100.0%	5,874	100.0%	11.2%
Cost of sales	1,123	63.8%	909	60.5%	23.5%	4,054	62.1%	3,506	59.7%	15.6%

Gross profit	637	36.2%	594	39.5%	7.2%	2,478	37.9%	2,368	40.3%	4.6%

Operating expenses	557	31.6%	534	35.5%	4.3%	2,309	35.3%	2,092	35.6%	10.4%

Operating income	80	4.5%	60	4.0%	33.3%	169	2.6%	276	4.7%	-38.8%
Depreciation, Amortization & Other non-cash charges (2)	75	4.3%	74	4.9%	1.4%	333	5.1%	288	4.9%	15.6%

EBITDA (3)	155	8.8%	134	8.9%	15.7%	502	7.7%	564	9.6%	-11.0%

(1)	Except volume and average price per unit case figures.
(2)	Includes returnable bottle breakage expense.
(3)	EBITDA = Operating Income + Depreciation + Amortization & Other non-cash charges.

February 26, 2007

Argentine operations
Expressed in million of Mexican pesos(1) with purchasing power as of December 31, 2006

	4Q 06	% Rev	4Q 05	% Rev	r%	YTD 06	% Rev	YTD 05	% Rev	r%

Sales Volume (million unit cases)	48.0		44.6		7.6%	164.9		150.1		9.9%
Average price per unit case	20.50		20.00		2.5%	19.68		19.85		-0.8%

Net revenues	984		892		10.3%	3,246		2,979		9.0%
Other operating revenues	4		31		-87.1%	35		111		-68.5%

Total revenues	988	100.0%	923	100.0%	7.0%	3,281	100.0%	3,090	100.0%	6.2%
Cost of sales	607	61.4%	553	59.9%	9.8%	1,989	60.6%	1,876	60.7%	6.0%

Gross profit	381	38.6%	370	40.1%	3.0%	1,292	39.4%	1,214	39.3%	6.4%

Operating expenses	248	25.1%	223	24.2%	11.2%	873	26.6%	748	24.2%	16.7%

Operating income	133	13.5%	147	15.9%	-9.5%	419	12.8%	466	15.1%	-10.1%
Depreciation, Amortization & Other non-cash charges (2)	55	5.6%	38	4.1%	44.7%	179	5.5%	144	4.7%	24.3%

EBITDA (3)	188	19.0%	185	20.0%	1.6%	598	18.2%	610	19.7%	-2.0%

(1)	Except volume and average price per unit case figures.
(2)	Includes returnable bottle breakage expense.
(3)	EBITDA = Operating Income + Depreciation + Amortization & Other non-cash charges.

Brazilian operations
Expressed in million of Mexican pesos(1) with purchasing power as of December 31, 2006

	4Q 06 (2)	% Rev	4Q 05 (3)	% Rev	r%	YTD 06 (2)	% Rev	YTD 05 (3)	% Rev	r%

Sales Volume (million unit cases)	76.6		72.8		5.2%	268.7		252.5		6.4%
Average price per unit case	26.34		26.18		0.6%	26.10		25.63		1.8%

Net revenues	2,290		1,906		20.1%	7,879		6,472		21.7%
Other operating revenues	6		55		-89.1%	37		179		-79.3%

Total revenues	2,296	100.0%	1,961	100.0%	17.1%	7,916	100.0%	6,651	100.0%	19.0%
Cost of sales	1,335	58.1%	1,034	52.7%	29.1%	4,579	57.8%	3,526	53.0%	29.9%

Gross profit	961	41.9%	927	47.3%	3.7%	3,337	42.2%	3,125	47.0%	6.8%

Operating expenses	610	26.6%	588	30.0%	3.7%	2,199	27.8%	2,089	31.4%	5.3%

Operating income	351	15.3%	339	17.3%	3.5%	1,138	14.4%	1,036	15.6%	9.8%
Depreciation, Amortization & Other non-cash charges (4)	55	2.4%	54	2.8%	1.9%	174	2.2%	166	2.5%	4.8%

EBITDA (5)	406	17.7%	393	20.0%	3.3%	1,312	16.6%	1,202	18.1%	9.2%

(1)	Except volume and average price per unit case figures.
(2)	Includes beer results except in sales volume and average price per unit case.
(3)	Excludes beer results except in other operating revenues, where net proceeds from beer are recorded.
(4)	Includes returnable bottle breakage expense.
(5)	EBITDA = Operating Income + Depreciation + Amortization & Other non-cash charges.

February 26, 2007

SELECTED INFORMATION

For the three months ended December 31, 2006 and 2005

Expressed in million of Mexican pesos as of December 31, 2006

	4Q 05	4Q 06

Capex	1,069.4	757.5
Depreciation	375.5	356.2
Amortization & Other non-cash charges	381.6	194.0

VOLUME
Expressed in million unit cases

	4Q 05				4Q 06

	CSD	Water	Other	Total	CSD	Water	Other	Total

Mexico	207.3	46.0	3.1	256.4	210.7	49.2	2.5	262.4
Central America	26.5	1.2	0.7	28.4	29.7	1.4	1.6	32.7
Colombia	42.3	5.0	0.5	47.8	47.5	5.5	0.7	53.7
Venezuela	37.6	3.3	1.7	42.6	44.3	3.1	2.4	49.8
Brazil	66.8	5.4	0.6	72.8	70.1	5.6	0.9	76.6
Argentina	43.4	0.7	0.5	44.6	46.0	0.4	1.6	48.0

Total	423.9	61.6	7.1	492.6	448.3	65.2	9.7	523.2

PACKAGE MIX BY PRESENTATION
Expressed as a Percentage of Total Volume

	4Q 05				4Q 06

	Ret	Non-Ret	Fountain	Jug	Ret	Non-Ret	Fountain	Jug

Mexico	25.6	59.3	1.3	13.8	25.0	59.4	1.3	14.3
Central America	37.3	58.2	4.5	—	32.4	63.4	4.2	—
Colombia	42.8	48.7	3.3	5.2	41.4	50.4	3.2	5.0
Venezuela	23.1	70.4	3.7	2.8	13.1	83.0	3.9	—
Brazil	9.1	87.5	3.4	—	10.3	86.7	3.3
Argentina	24.4	72.7	2.9	—	24.1	73.1	2.8	—

February 26, 2007

For the twelve months ended December 31, 2006 and 2005
Expressed in million of Mexican pesos as of December 31, 2006

	YTD 05	YTD 06

Capex	2,241.0	2,614.6
Depreciation	1,406.6	1,504.1
Amortization & Other non-cash charges	1,296.9	1,258.7

VOLUME
Expressed in million unit cases

	YTD 05				YTD 06

	CSD	Water	Other	Total	CSD	Water	Other	Total

Mexico	812.4	202.1	10.5	1,025.0	852.0	209.3	9.4	1,070.7
Central America	102.4	4.7	2.3	109.4	109.4	5.2	5.7	120.3
Colombia	158.0	21.1	0.7	179.8	167.7	20.9	2.3	190.9
Venezuela	149.4	15.0	8.1	172.5	160.1	13.7	8.8	182.6
Brazil	232.6	17.7	2.2	252.5	246.3	19.6	2.8	268.7
Argentina	146.0	2.5	1.6	150.1	159.2	2.1	3.6	164.9

Total	1,600.8	263.1	25.4	1,889.3	1,694.7	270.8	32.6	1,998.1

PACKAGE MIX BY PRESENTATION
Expressed as a Percentage of Total Volume

	YTD 05				YTD 06

	Ret	Non-Ret	Fountain	Jug	Ret	Non-Ret	Fountain	Jug

Mexico	26.6	57.2	1.2	15.0	26.0	58.0	1.2	14.8
Central America	41.7	54.1	4.2	—	34.8	61.1	4.1	—
Colombia	46.4	44.4	3.3	5.9	43.2	48.1	3.2	5.5
Venezuela	24.7	68.9	3.2	3.2	17.6	77.3	3.8	1.3
Brazil	8.1	88.4	3.5		10.5	86.0	3.5
Argentina	26.0	70.7	3.3	—	24.7	72.1	3.2	—

February 26, 2007

December 2006
Macroeconomic Information

	Inflation (1)		Foreign Exchange Rate (local currency per US Dollar) (2)

	YTD	4Q 06	Dec 06	Dec 05

Mexico	4.05%	1.55%	10.8755	10.7109
Colombia	4.48%	0.32%	2238.7900	2284.2200
Venezuela	16.97%	3.94%	2150.0000	2150.0000
Argentina	9.84%	2.57%	3.0620	3.0320
Brazil	2.81%	1.48%	2.1380	2.3407

(1)	Source: Mexican inflation is published by Banco de México (Mexican Central Bank).
(2)	Exchange rates at the end of period are the official exchange rates published by Central Banks in each country.

February 26, 2007

SIGNATURES

Pursuant  to the  requirements  of the  Securities  Exchange  Act of  1934,  the registrant  has duly  caused  this  report  to be  signed  on its  behalf of the undersigned, thereunto duly authorized.

FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V.

	By:	/s/ Javier Astaburuauga

Javier Astaburuauga
Chief Financial Officer
Date: February 26, 2007